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                          November 23, 2021

       Kong Hian Lee
       Chief Financial Officer
       HF Foods Group Inc.
       19319 Arenth Avenue
       City of Industry, CA 91748

                                                        Re: HF Foods Group Inc.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed March 16,
2021
                                                            Form 10-Q for the
Fiscal Quarter Ended June 30, 2021
                                                            Filed August 9,
2021
                                                            File No. 001-38180

       Dear Mr. Lee:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2020

       HF Foods Group Consolidated Financial Statements for the Years Ended December 31, 2020 and
       2019
       Notes to Consolidated Financial Statements
       Note 7. Business Combination with B&R Global, page 60

   1. You state HF Group is considered both the legal and accounting acquirer of B&R Global because there was no
change in control in connection with this business combination.
                                                        Yet, on page 3 you
state immediately after the business combination B&R Global
                                                        stockholders owned
approximately 58.9% of HF Group. Please reconcile these two
                                                        statements for us.
 Kong Hian Lee
FirstName LastNameKong    Hian Lee
HF Foods Group  Inc.
Comapany 23,
November  NameHF
              2021 Foods Group Inc.
November
Page 2    23, 2021 Page 2
FirstName LastName
2. Given in the business combination that (i) B&R Global stockholders owned a majority of
         HF Group, (ii) B&R Global's CEO became co-CEO and (iii) the amount of B&R Global's assets and revenue was much larger than those of HF Group, please explain to us how you concluded that HF Group was the accounting acquirer in the business combination.
Form 10-Q for the Fiscal Quarter Ended June 30, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Three Months Ended June 30, 2021 and 2020 Sales and Gross Profit, page 39

3. You refer to an inflationary environment and the continuing impact on newer sourced product cost in the discussion of "Gross Profit" for the three and nine months ended periods. Please tell us and disclose (i) what you mean by "better management in procurement and sales operations" in regard to inflation, (ii) the impact inflation had on your costs of revenue and any consequential impact on the prices for your products, and
         (iii) to the extent material, whether inflation is a known trend that you reasonably expect will impact your future gross profit. Refer to the introductory paragraph of Item 303(c)
         and (b)(2)(ii) of Regulation S-K and Release Nos. 33-6835 and 33-8350 for guidance.
EBITDA and Adjusted EBITDA, page 44

4. You disclose the adjustment for "non-recurring expenses" represents legal fees related to class action lawsuits and a SEC investigation. Based on your disclosures it appears these expenses are recurring and therefore the adjustment does not comply with Item
         10(e)(1)(ii)(B) of Regulation S-K. Also refer to 102.03 of staff's "Non-GAAP Financial
         Measures" Compliance and Disclosure Interpretations for guidance. Please revise your presentation as appropriate.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at (202) 551-3273 or Doug Jones at (202) 551-3309
with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services